Exhibit 1.1

PRIVILEGED AND CONFIDENTIAL	EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
SPII HOLDINGS INC.,
SILEO ACQUISITIONS INC.,
and
DRYSHIPS INC.
Dated as of August 18, 2019

i

(continued)

ii

(continued)

iii

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of 18, 2019, by and among SPII Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Capitalized terms used in this Agreement have the meanings set forth in Article I.
WHEREAS, Parent, Merger Sub, and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a Subsidiary of Parent as a result of the Merger;
WHEREAS, on June 12, 2019, Parent delivered to the Company Board a letter setting forth a non-binding offer by Parent to acquire the outstanding shares of Common Stock not held by Parent and its Affiliates (the “Proposed Transaction”) and indicating that Parent would not proceed with the Proposed Transaction unless approved by a special committee of independent directors of the Company;
WHEREAS, the Company Board thereafter (x) established the Special Committee and vested the Special Committee with the full and exclusive power and authority of the Company Board to, among other things, (i) consider, review and evaluate and, if the Special Committee deemed it appropriate, to negotiate the terms and conditions of the Proposed Transaction and (ii) retain advisors to assist the Special Committee in relation to the Proposed Transaction; and (y) the Company Board resolved not to approve or recommend the Proposed Transaction without the prior favorable recommendation of the Special Committee;
WHEREAS, the Special Committee, though its advisors, negotiated with Parent the terms and conditions of this Agreement and the Transactions;
WHEREAS, the Special Committee unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the holders of Common Stock (other than Parent and its Affiliates); (ii) declared advisable this Agreement and the Transactions, including the Merger; (iii) recommended to the Company Board that it approve and adopt this Agreement and the Transactions, including the Merger; and (iv) resolved, subject to the Company Board approving and adopting this Agreement and the Transactions, including the Merger, and the terms of this Agreement, to recommend that the stockholders of the Company vote to approve and authorize this Agreement and the Transactions, including the Merger;
WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the holders of Common Stock (other than Parent and its Affiliates); (ii) approved, adopted, and declared advisable this Agreement and the Transactions, including the Merger; (iii) directed that this Agreement and the Transactions, including the Merger, be submitted to the stockholders for approval and authorization at the Company Stockholders’ Meeting; and (iv) resolved, subject to the terms of this Agreement, to recommend that the stockholders of the Company vote to approve and authorize this Agreement and the Transactions, including the Merger; and
WHEREAS, (i) the board of directors of each of Parent and Merger Sub approved and declared advisable this Agreement and the Transactions, including the Merger, and the execution, delivery, and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the Transactions, including the Merger, and (ii) simultaneously with the execution and delivery of this Agreement Parent, as the sole stockholder of Merger Sub, is executing a written consent approving and authorizing this Agreement and the Transactions, including the Merger;
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub, and the Company hereby agree as follows:
ARTICLE I

DEFINED TERMS
Section 1.01          Certain Defined Terms. For purposes of this Agreement:
“Acceptable Confidentiality Agreement” means a written confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03, which agreement contains a customary “standstill” and other additional provisions that expressly permit the Company to comply with the terms of Section 7.03.
“Acquisition Proposal” means any offer, proposal, or indication of interest by a third party relating to any transaction or series of transactions involving (a) any acquisition or purchase, direct or indirect, of 5% or more of the consolidated assets of the Company and its Subsidiaries, assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 5% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period, or 5% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 5% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of the Company, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 5% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 5% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of the Company, or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution, or other similar transaction involving the Company or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 5% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of the Company.
“Action” means any litigation, suit, claim, action, proceeding, or investigation.
“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, that with respect to each of Parent and Merger Sub, “Affiliate” shall not include the Company or any of its Subsidiaries.
“Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
“beneficial owner”, with respect to any shares of Common Stock, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.
“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.
“Code” means United States Internal Revenue Code of 1986.
“Common Stock” means shares of common stock, $0.01 par value, of the Company.
“Company Board” means the board of directors of the Company.
“Company Charter Documents” means the articles of incorporation and bylaws of the Company.
“Company Securities” means (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company.
“Company Material Adverse Effect” means any event, circumstance, or effect that materially impairs the ability of the Company to perform its obligations under this Agreement, or materially delays the consummation of the Transactions.

“Company Stockholders’ Meeting” means the meeting of the Company’s stockholders (including any adjournments or postponements thereof) to be held to consider approval and adoption of this Agreement and the Transactions, including the Merger.
“Contract” means any material contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other legally binding arrangement or understanding of any kind, whether written or oral.
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract, or otherwise.
“End Date” means the date that is four months from the date of this Agreement.
“Exchange Act” means the United States Securities Exchange Act of 1934.
“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to United States federal, state, or local government or other non-United States (including the Republic of the Marshall Islands and Greece), international, multinational, or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official, or other regulatory, administrative, or judicial authority thereof and any self‑regulatory organization.
“Law” means any federal, state, local, national, foreign, or administrative law (including common law), or statute, ordinance, regulation, rule, code, or other similar legislation, enacted, adopted, promulgated, or applied by a Governmental Authority of competent jurisdiction.
“Liens” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, or other adverse claim or encumbrance of any kind in respect of such property or asset.
“MIBCA” means the Marshall Islands Business Corporations Act.
“NASDAQ” means The NASDAQ Stock Market LLC.
“Order” means any award, injunction, judgment, decree, order, ruling, subpoena, or verdict or other decision issued, promulgated, or entered by or with any Governmental Authority of competent jurisdiction.
“Parent Material Adverse Effect” means any event, circumstance, or effect that (a) materially impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement, or (b) materially delays the consummation of the Transactions.
“Per Share Merger Consideration” means an amount in cash equal to US$5.25, without interest.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.
“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, and other representatives.
“Required MIBCA Shareholder Vote” means the affirmative vote of the holders of a majority of the outstanding shares of Common Stock.
“SEC” means the United States Securities and Exchange Commission.
“Special Committee” means a committee of the Company Board consisting solely of three members of the Company Board that are not affiliated with Parent or any of its Affiliates and are not members of the Company’s management.
“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided, that, for the purposes of this definition, references to “5%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that (a) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Special Committee determines in good faith after considering the advice of its financial advisor of nationally recognized reputation is reasonably capable of being fully financed, (b) the Special Committee determines in good faith, by a majority vote, after considering the advice of its outside counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the Acquisition Proposal, and (c) the Special Committee determines in good faith, by a majority vote, after considering the advice of its financial advisor of nationally recognized reputation, would result in a transaction more favorable, from a financial point of view to the Company’s stockholders (other than Parent and its Affiliates) than the Merger provided under this Agreement (after taking into account any amendment to this Agreement or increase in the consideration proposed by Parent).
“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations (i) arising as a result of being a member of a combined, consolidated, unitary, or similar group of companies, or (ii) to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, election, disclosure, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Transactions” means the Merger and the other transactions contemplated by this Agreement.
Section 1.02          Index of All Defined Terms. The following terms have the meanings set forth on the following pages of this Agreement:
Acceptable Confidentiality Agreement	5	Indemnified Person	27
Acquisition Proposal	5	Intervening Event	25
Action	6	Law	7
Adverse Recommendation Change	24	Liens	7
Affiliate	6	Merger	4
Agreement	4	Merger Sub	4
Applicable Law	6	MIBCA	7
Article of Merger	10	NASDAQ	7
beneficial owner	6	Order	7
Business Day	6	Parent	4
Certificates	12	Parent Material Adverse Effect	7
Closing	10	Per Share Merger Consideration	7
Closing Date	10	Person	8
Code	6	Proposed Transaction	4
Common Stock	6	Proxy Statement	22
Company	4	Record Date	23
Company Board	6	Representatives	8
Company Board Recommendation	15	Required MIBCA Shareholder Vote	8
Company Charter Documents	6	Schedule 13E-3	22
Company Disclosure Documents	16	SEC	8
Company Material Adverse Effect	6	Special Committee	8
Company Securities	6	Special Committee Recommendation	15
Company Stockholders’ Meeting	7	Subsidiaries	8
Contract	7	Subsidiary	8
control	7	Superior Proposal	8
D&O Insurance	28	Surviving Corporation	10
Effective Time	11	Tax	8
End Date	7	Tax Return	9
Exchange Act	7	Taxes	8
Exchange Agent	12	Transactions	9
Exchange Fund	12	Uncertificated Shares	1.7(h)
Governmental Authority	7

Section 1.03          Interpretation; Headings. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires, (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning, (c) the terms “hereof”, “herein”, “hereunder”, “hereby”, and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit, or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit, or Schedule to this Agreement, (e) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions, (f) the descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement, (g) the word “include”, “includes”, or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified, (h) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors, and permitted assigns, (i) a reference to any Law means such Law as amended, modified, codified, replaced, or reenacted, and all rules and regulations promulgated thereunder, (j) all accounting terms used and not defined herein have the respective meanings given to them under GAAP, (k) any references in this Agreement to “dollars” or “$” shall be to United States dollars, (l) if any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day and (m) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”.
ARTICLE II

THE MERGER
Section 2.01          The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the MIBCA, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub will thereupon cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).
Section 2.02          Closing. The consummation of the Merger (the “Closing”) shall take place on the date that is two Business Days after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless the parties otherwise agree in writing. The Closing shall take place by electronic exchange of documents, which shall have the same effect as a live Closing, unless the parties otherwise agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.
Section 2.03          Effective Time. At the Closing, the Company and Merger Sub shall cause to be filed duly executed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, Merger Sub, and the Company and specified in the Articles of Merger in accordance with the MIBCA). The time the Merger becomes effective is referred to as the “Effective Time”.
Section 2.04          Effect of the Merger. The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers, and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations, and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions, and duties of the Surviving Corporation.
Section 2.05          Articles of Incorporation; Bylaws.
(a)          Subject to Section 7.05(b), at the Effective Time, by virtue of the Merger, the articles of incorporation of the Company shall be amended and restated so as to read in its entirety as the articles of incorporation of Merger Sub, and such articles of incorporation as so amended and restated shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with such articles of incorporation and Applicable Law.
(b)          Subject to Section 7.05(b), the Company Board shall take such action as is necessary so that, the bylaws of the Company shall be amended and restated as of the Effective Time so as to read in their entirety as the bylaws of the Merger Sub and such bylaws as so amended and restated shall be the bylaws of the Surviving Corporation until amended in accordance with the articles of incorporation and bylaws of the Surviving Corporation Applicable Law.
Section 2.06          Directors. At the Effective Time, the directors of Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.
Section 2.07          Officers. The Company Board shall take such action as is necessary so that, at the Effective Time, the officers of Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.
ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;
EXCHANGE OF CERTIFICATES
Section 3.01          Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, or the holder of any shares of Common Stock or shares of common stock of Merger Sub:
(a)          Except as otherwise provided in Section 3.01(b) or Section 3.01(c), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company, or the holder thereof, be converted into the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. Upon the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration.
(b)          Each share of Common Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
(c)          Each share of Common Stock held by Parent or any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
(d)          Each common share of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one common share of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
(e)          Certain Adjustments. Notwithstanding any provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, or exchange of shares or any other similar transaction, the Per Share Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, or exchange of shares or any other similar transaction and to provide to the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such action.
(f)          No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.
Section 3.02          Surrender and Payment.
(a)          Prior to the Effective Time, Parent shall appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as Exchange Agent in the Merger (the “Exchange Agent”) for the purpose of exchanging the Per Share Merger Consideration for (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Common Stock (the “Certificates”) or (ii) non-certificated shares of Common Stock represented by book-entry (the “Uncertificated Shares”). Parent shall deliver to the Exchange Agent for the benefit of the holders of shares of Common Stock for exchange in accordance with this Article III the appropriate amount of cash payable pursuant to Section 3.01 (such cash, the “Exchange Fund”), in exchange for outstanding shares of Common Stock.
(b)          As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of Certificates or Uncertificated Shares whose shares of Common Stock were converted into the right to receive the Per Share Merger Consideration, pursuant to Section 3.01 (i) a letter of transmittal which shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify (including with respect to Certificates that delivery shall be effected and risk of loss and title to the Certificates shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent) and ), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) and Uncertificated Shares in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check or immediately available funds representing the cash consideration to which such holder may be entitled, and the Certificate so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Uncertificated Shares shall be entitled to receive in exchange therefor a check or immediately available funds representing the cash consideration to which such holder may be entitled, and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate or Uncertificated Share shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.02, each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right of the holder thereof to receive upon such surrender the Per Share Merger Consideration to which such holder is entitled as contemplated by this Section 3.02.
(c)          No dividends or other distributions declared or made after the Effective Time with respect to shares of Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Uncertificated Share with respect to the shares of Common Stock represented thereby, if any, and no cash payment shall be paid to any such holder, until the holder of record of such Certificate or Uncertificated Share shall surrender such Certificate or transfer such Uncertificated Share, as applicable.
(d)          All cash delivered upon the surrender for exchange of shares of Common Stock in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Common Stock.
(e)          After the Effective Time, there shall be no further registration of transfers of shares of Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth in, this Article III, except as otherwise required by Applicable Law.
(f)          Any portion of the cash comprising the Exchange Fund made available to the Exchange Agent pursuant to Section 3.02(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Common Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such shares of Common Stock for the Per Share Merger Consideration in accordance with this Section 3.02 prior to that time shall thereafter look only to Parent for payment of the Per Share Merger Consideration in respect of such shares of Common Stock without any interest thereon.
(g)          Neither Parent nor the Company shall be liable to any holder of shares of Common Stock for cash from the Exchange Fund delivered to a public official pursuant to and as required by any applicable abandoned property, escheat, or similar Law.
(h)          The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.
(i)          Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation, and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any provision of applicable state, local, or foreign Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Corporation, or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation, or Parent, as the case may be, made such deduction and withholding.
(j)          Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation) and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen, or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Common Stock represented by such Certificate, as contemplated by this Article III.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in any report, schedule, form, or document filed with, or furnished to, the SEC by the Company and publicly available on or after January 1, 2018 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms, or documents), the Company represents and warrants to Parent and Merger Sub that:
Section 4.01          Organization. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the Republic of the Marshall Islands.

Section 4.02          Authorization.
(a)          The execution, delivery, and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The Required MIBCA Shareholder Vote is the only vote of the holders of any of the Company’s capital stock necessary to approve the Merger under the Company Charter Documents, the MIBCA, any other Applicable Law or the terms of this Agreement. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.
(b)          At a meeting duly called and held, the Special Committee unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the holders of Common Stock (other than Parent and its Affiliates); (ii) declared advisable this Agreement and the Transactions, including the Merger; (iii) recommended to the Company Board that it approve and adopt this Agreement and the Transactions, including the Merger; (iv) resolved, subject to the Company Board approving and adopting this Agreement and the Transactions, including the Merger, and the terms of this Agreement, to recommend that the stockholders of the Company vote to approve and authorize this Agreement and the Transactions, including the Merger (such recommendation, the “Special Committee Recommendation”), which resolutions have not been subsequently rescinded, modified, or amended in any respect except to the extent occurring after the date of this Agreement (subject to Section 7.03). At a meeting duly called and held, the Company Board, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the holders of Common Stock (other than Parent and its Affiliates); (ii) approved, adopted, and declared advisable this Agreement and the Transactions, including the Merger; (iii) directed that this Agreement and the Transactions, including the Merger, be submitted to the stockholders for approval and authorization at the Company Stockholders’ Meeting; and (iv) resolved, subject to the terms of this Agreement, to recommend that the stockholders of the Company vote to approve and authorize this Agreement and the Transactions, including the Merger (such recommendation, the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified, or amended in any respect except to the extent occurring after the date of this Agreement (subject to Section 7.03).
(c)          The execution, delivery, and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the Exchange Act or any other applicable United States state or federal securities laws and the rules and requirements of NASDAQ (including the filing of the Schedule 13E-3 (and the Proxy Statement included therein), and the filing of one or more amendments to the Schedule 13E-3 (and the Proxy Statement included therein) to respond to comments of the SEC, if any, on such documents), and

(iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.03          Non-Contravention. The execution, delivery, and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (a) violate any provision of the articles of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.02(c), contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, except in the case of clause (b) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.04          Required SEC Filings. Each document required to be filed by the Company with the SEC or distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 13E-3 (and the Proxy Statement included therein), to be filed or furnished with the SEC or distributed or otherwise disseminated to the Company stockholders in connection with the Merger, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, furnished, distributed, or disseminated, as applicable, (a) will comply as to form in all material respects with the requirements of Applicable Law, including the Exchange Act, to the extent applicable, and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by the Company to such portions of the Company Disclosure Documents that relate expressly to Parent or Merger Sub for inclusion or incorporation by reference therein.
Section 4.05          Opinion of Financial Advisor. The Special Committee has received the oral opinion of Evercore Group L.L.C. financial advisor to the Special Committee, which opinion will be confirmed by delivery of a written opinion, to the effect that, as of the date of the written opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore Group L.L.C.’s written opinion, the Per Share Merger Consideration to be received by holders of the Common Stock in the Merger is fair, from a financial point of view, to such holders (other than Parent, Merger Sub or any of their respective Affiliates).
Section 4.06          Brokers. Except for Evercore Group L.L.C., neither the Company nor any of its Subsidiaries has any liability to pay any fees or commissions to any broker, finder, or agent with respect to this Agreement or the Transactions by reason of any action taken or resolution adopted by the Special Committee. The Special Committee has furnished to Parent a true, correct, and complete copy of the engagement letter entered into with Evercore Group L.L.C., and there have been no amendments or revisions to such engagement letter approved or entered into by the Special Committee.
Section 4.07          Takeover Statute. The Company has taken all action required to be taken by it in order to exempt this Agreement and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination”, or other anti-takeover laws and regulations of any Governmental Authority, under the MIBCA, or contained in the Company Charter Documents. The Company is not a party to any stockholder rights plan or “poison pill” agreement.
Section 4.08          No Additional Representations. Except for the representations and warranties contained in this Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts, or other material made available to Parent or Merger Sub in any form in expectation of, or in connection with, the Transactions.
ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed in the Schedule 13D and any amendments thereto filed with the SEC by Parent with respect to the Common Stock and publicly available on or after January 1, 2018 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
Section 5.01          Organization; Merger Sub.
(a)          Each of Parent and Merger Sub is a corporation duly organized, validly existing, and in good standing under the Laws of the Republic of the Marshall Islands.
(b)          Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 500 registered shares, par value $20.00 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities, or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.
Section 5.02          Authorization.
(a)          The execution, delivery, and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms.

(b)          The execution, delivery, and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which Parent and Merger Sub are qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the Exchange Act any other applicable United States state or federal securities laws and the rules and requirements of NASDAQ (including the joining with the Company in the filing of the Schedule 13E-3 and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.03          Non-Contravention. The execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions do not and will not (a) violate any provision of the articles of incorporation or bylaws of Parent and Merger Sub, (b) assuming compliance with the matters referred to in Section 5.02(b), contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, or (c) assuming compliance with the matters referred to in Section 5.02(b), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration, or other change of any right or obligation or the loss of any benefit of Parent, Merger Sub, or any other Parent Subsidiaries under any provision of any agreement or other Contract binding upon Parent, Merger Sub, or any other Parent Subsidiaries or any authorization by a Governmental Authority of Parent, Merger Sub, or any other Parent Subsidiaries, except in the case of clauses (b) and (c) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.04          Litigation. As of the date of this Agreement, there are no civil, criminal, or administrative actions, suits, claims, hearings, investigations, or proceedings pending or, to the knowledge of Parent, threatened against any of Parent or Merger Sub or any of their Affiliates that seek to enjoin any of the Transactions, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.05          Required SEC Filings. Each document required to be filed by Parent or Merger Sub with the SEC or distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 13E-3, to be filed or furnished with the SEC or distributed or otherwise disseminated to the Company stockholders in connection with the Merger, and any amendments or supplements thereto, when filed, furnished, distributed, or disseminated, as applicable, (a) will comply as to form in all material respects with the requirements of Applicable Law, including the Exchange Act, to the extent applicable, and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.06          Available Funds. Parent and Merger Sub currently have available to them all funds necessary for the payment to the Exchange Agent of the aggregate Per Share Merger Consideration and to satisfy all of their obligations under this Agreement.
Section 5.07        HSR Approval; Antitrust laws. No approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or other foreign antitrust or competition Laws are required in order for Parent and Merger Sub to enter into this Agreement and consummate the Merger and the other Transactions contemplated by this Agreement.
Section 5.08          Brokers. None of Parent, Merger Sub, or any other Parent Subsidiaries has any liability to pay any fees or commissions to any broker, finder, or agent with respect to this Agreement or the Transactions.
Section 5.09          No Additional Representations; Non-Reliance. Except for the representations and warranties contained in this Article V, the Company acknowledges that neither Parent nor Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or any of its respective Subsidiaries or with respect to any other information provided to the Company in connection with the Transactions. Neither Parent nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts, or other material made available to the Company in any form in expectation of, or in connection with, the Transactions.
ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.01          Conduct of Business by the Company Pending the Merger.
(a)          Except as expressly contemplated or permitted by this Agreement or except as required by Applicable Law, from the date of this Agreement until the Effective Time, the Company Board shall not authorize or direct the Company or any of its Subsidiaries to do any of the following, in each case without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):
(i)          amend its articles of incorporation, bylaws, or other comparable charter or organizational documents (whether by merger, consolidation, or otherwise);
(ii)          (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, property, or otherwise) in respect of, any Company Securities or equity securities of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly‑owned Subsidiary of the Company to its parent, (B) split, combine, or reclassify any Company Securities or equity securities of its Subsidiaries, (C) issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for, any Company Securities or equity securities of its Subsidiaries (D) purchase, redeem, or otherwise acquire any Company Securities or equity securities of its Subsidiaries, or (E) amend, modify, or change of any term of, or material default under, any indebtedness of the Company or any of its Subsidiaries;
(iii)        (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Company Securities or equity securities of its Subsidiaries, or (B) amend any term of any Company Securities or any equity securities of its Subsidiaries (in each case, whether by merger, consolidation, or otherwise);
(iv)        incur more than US$1,000,000 of capital expenditures, in the aggregate;
(v)         acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of US$500,000 individually or US$1,000,000 in the aggregate;
(vi)        enter into or materially amend, modify, extend, or terminate any Contract or any Contract with a related party;
(vii)       sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Liens incurred in the ordinary course of business consistent with past practice;
(viii)      directly or indirectly (A) purchase any vessel or enter into any Contract for the purchase of any vessel, or (B) sell or otherwise dispose of any vessel or enter into any contract for the sale or disposal of any vessel;
(ix)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;
(x)         (A) grant to any current or former director, officer, employee, or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus, or other benefits, (B) grant to any current or former director, executive officer, or employee of the Company or any of its Subsidiaries any severance, change in control, retention, or termination pay or benefits, or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing company benefit plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under

Applicable Law (subject to approval of Parent, not to be unreasonably withheld) or pursuant to the terms of such plan;
(xi)        make any change in any method of accounting principles, method or practices;
(xii)       (A) incur or issue any indebtedness, or (B) make any loans, advances, or capital contributions to, or investments in, any other Person, other than to the Company or any of its Subsidiaries;
(xiii)      change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability, or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;
(xiv)      institute, settle, or agree to settle any Action pending or threatened before any arbitrator, court, or other Governmental Authority;
(xv)       waive, release, or assign any claims or rights having a value of US$500,000 individually or US$1,000,000 in the aggregate;
(xvi)      take any action which would, directly or indirectly, restrict or impair the ability of Parent or Merger Sub to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Company acquired or controlled or to be acquired or controlled by Parent or Merger Sub; or
(xvii)     authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xvi) of this Section.
(b)          Parent shall not take or permit any of its Affiliates (including, for this purpose, the Company or its Subsidiaries) to take any action or omit to take any action that is reasonably likely to (i) result in any of the conditions of the Merger set forth in Article VIII not being satisfied or (ii) prevent the consummation of the Merger.
ARTICLE VII

ADDITIONAL AGREEMENTS
Section 7.01          Preparation of Schedule 13E-3.
(a)          As promptly as practicable following the date of this Agreement, Parent, Merger Sub, their Affiliates, and the Company shall prepare and file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the stockholders of the Company (including all exhibits and any amendments or supplements thereto, the “Schedule 13E-3”) including a proxy statement relating to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of Common Stock (including all exhibits and any amendments or supplements thereto, the “Proxy Statement”). Parent, Merger Sub, and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to promptly provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3. Each of Parent, Merger Sub, and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given an opportunity to review and comment on the Schedule 13E-3 (and the Proxy Statement included therein) and each supplement, amendment, or response to comments with respect thereto prior to filing with the SEC, and the Company shall consider all additions, deletions, or changes proposed by Parent. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Schedule 13E-3 (and the Proxy Statement included therein), and the resolution of comments from the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent, Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent, or Merger Sub which should be set forth in an amendment or supplement to the Schedule 13E-3 (and the Proxy Statement included therein), so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the stockholders of the Company to the extent required by Law; provided, however, that no representation, warranty, covenant, or agreement is made by Parent, Merger Sub or the Company with respect to information supplied by the other party for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E‑3, as applicable.
(b)          Upon the filing of the Schedule 13E-3 (and the Proxy Statement included therein), the Company shall comply with Section 7.02 and mail the Proxy Statement and all other proxy materials to the holders of the shares of Common Stock and, if necessary in order to comply with Applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material.
(c)          Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, solely in connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Sub (i) the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or any amendment or supplement thereto, (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure, or (iii) any notification with respect to any of the foregoing.

Section 7.02          Company Stockholders’ Meeting; Required MIBCA Shareholder Vote.
(a)          As soon as reasonably practicable, but no earlier than the 30th calendar day and no later than the 40th calendar day after the date on which the Schedule 13E-3 is filed with the SEC and mailed to the holders of the shares of Common Stock, the Company shall hold the Company Stockholders’ Meeting for the purpose of obtaining the Required MIBCA Shareholder Vote in accordance with the Company Charter Documents and the MIBCA; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders’ Meeting for up to 30 calendar days (but in any event no later than five Business Days prior to the End Date), (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Special Committee has determined in good faith after consultation with outside counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting. Parent may request once that the Company adjourn or postpone the Company Stockholders’ Meeting for up to 30 calendar days (but in any event no later than five Business Days prior to the End Date), in order to allow reasonable additional time for (i) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure, and (ii) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, in which event the Company shall, in each case, cause the Company Stockholders’ Meeting to be postponed or adjourned in accordance with Parent’s request.
(b)          The Company Board shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Company Stockholders’ Meeting (the “Record Date”). Once a Record Date is established, the Company shall not change such Record Date or establish a different record date for the Company Stockholders’ Meeting without the prior written consent of Parent, unless required to do so by Applicable Law or the Company Charter Documents. In the event that the date of the Company Stockholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Stockholders’ Meeting, as so adjourned, postponed, or delayed, except as required by Applicable Law or the Company Charter Documents.
(c)          Parent shall cause all shares of Common Stock owned beneficially or of record by it, Merger Sub, or any other Parent Subsidiaries to be voted in favor of the approval and authorization of this Agreement at the Company Stockholders’ Meeting or any postponement or adjournment thereof.
(d)          Prior to the Effective Time, Parent shall not vote any of the shares of Common Stock owned beneficially or of record by it, Merger Sub, or any other Parent Subsidiaries in favor of the removal of any director of the Company or in favor of the election of any director not approved by the Special Committee.
(e)          Subject to Section 7.03, the Company Board shall make the Company Board Recommendation and the Special Committee shall make the Special Committee

Recommendation. In the event that subsequent to the date of this Agreement, the Special Committee authorizes the Company to terminate this Agreement pursuant to Section 9.01(b) or Section 9.01(c), the Company shall not be required to convene the Company Stockholders’ Meeting and submit this Agreement to the holders of the shares of Common Stock for approval and authorization; provided, that, for the avoidance of doubt, notwithstanding any Adverse Recommendation Change made pursuant to and in accordance with Section 7.03, in the event that this Agreement is not terminated pursuant to and in accordance with Section 9.01(b) or Section 9.01(c), the Company shall be required to convene the Company Stockholders’ Meeting and submit this Agreement to the holders of the shares of Common Stock for approval and authorization. Upon request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis as to the aggregate tally of the proxies received by the Company with respect to the Required MIBCA Shareholder Vote.
Section 7.03          No Solicitation.
(a)          General Prohibitions. Subject to Section 7.03(b) after the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with Article IX and the Effective Time, the Company Board and the Special Committee shall not, and shall not authorize or direct the Company or any of the Special Committee or the Company’s representatives to, directly or indirectly:
(i)          solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal;
(ii)         enter into or participate in any discussions or negotiations with, furnish or afford access to any confidential or non-public information relating to the Company or any of its Subsidiaries to any third party with respect to an Acquisition Proposal (except solely to provide notice of the existence of these provisions);
(iii)        fail to make, withdraw, or modify or amend in a manner adverse to Parent the Special Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”);
(iv)        grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries;
(v)         approve, endorse, recommend, or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, or other similar instrument relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), or
(vi)        approve any transaction under Article K of the Company’s articles of incorporation.

(b)          Exceptions.
(i)          At any time prior to (but not at any time after) obtaining the Required MIBCA Shareholder Vote, the Company (at the direction of the Special Committee), directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any third party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written Acquisition Proposal that (I) did not result from a breach or violation of the provisions of Section 7.03(a), and (II) the Special Committee reasonably believes in good faith, after consulting with its outside legal and financial advisors, would reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such third party or its Representatives or its financing sources non‑public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be provided for informational purposes only to Parent) if, in the case of either clause (A) or (B), the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law and the Special Committee shall have provided Parent and Merger Sub one Day’s notice of its intention to take any action discussed in clause (A) or (B); provided, that all such information provided or made available to such third party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party.
(ii)          At any time prior to (but not at any time after) obtaining the Required MIBCA Shareholder Vote, in response to a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) that was not known or reasonably foreseeable by the Special Committee as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an “Intervening Event”), if the Special Committee reasonably determines in good faith, after consultation with outside legal and financial advisors , that in light of such Intervening Event, the failure of the Special Committee to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the Special Committee may make an Adverse Recommendation Change; provided, however, that the Special Committee shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 7.03(b)(ii) unless the Special Committee has (A) provided to Parent at least three Business Days’ prior written notice advising Parent that the Special Committee intends to take such action and specifying the facts underlying the Special Committee determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.
(iii)          At any time prior to (but not at any time after) obtaining the Required MIBCA Shareholder Vote, the Special Committee may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 7.03 and the Special Committee reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the Special Committee to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the Special Committee shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Special Committee promptly notifies Parent, in writing, at least three Business Days before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change, (B) the Special Committee attaches to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Proposal, (C) during such three Business Days period, if requested by Parent, the Special Committee has, and has directed its Representatives to, engaged in negotiations with Parent in good faith to amend this Agreement or increase the Per Share Merger Consideration in such a manner that such Superior Proposal ceases to constitute a Superior Proposal, and (D) following such three Business Days period, the Special Committee shall have determined in good faith, taking into account any changes to this Agreement or increase to the Per Share Merger Consideration made or proposed in writing by Parent and Merger Sub, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Special Committee and a new two Business Days period before making an Adverse Recommendation Change, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any three or two Business Days period, as applicable.
(c)          Required Notices.
(i)          The Company, the Special Committee and the Company Board shall not take any of the actions referred to in Section 7.03(b) unless the Company shall have first complied with the applicable requirements of this Section 7.03(c).
(ii)         The Special Committee shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Special Committee (or any of its

Representatives) of any Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such Acquisition Proposal and its proposed financing sources, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Special Committee shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Special Committee (or any of its Representatives) of any request for non‑public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books, or records of the Company or any of its Subsidiaries by any third party that has informed the Special Committee (or any of its Representatives) that it is considering making, or has made, an Acquisition Proposal.
Section 7.04          Access to Information; Confidentiality.
(a)          After the date of this Agreement until the Effective Time and subject to Applicable Law, the Company and Parent shall (i) give each other and their respective counsel, financial advisors, auditors, and other authorized Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company, the Subsidiaries, Parent, and Merger Sub, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors, and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors, and other authorized Representatives of the Company, the Subsidiaries, Parent, and Merger Sub, as applicable, to cooperate with Parent and the Company in the matters described in clauses (i) and (ii) above.
(b)          All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential.
(c)          No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant, or agreement in this Agreement of any party or any condition to the obligations of the parties.
Section 7.05          Directors’ and Officers’ Indemnification and Insurance. Parent shall, or Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:
(a)          For six years after the Effective Time, Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless the present and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions in their capacities as officers or directors occurring at or prior to the Effective Time to the fullest extent permitted by the MIBCA or any other Applicable Law or provided under the Company Charter Documents in effect on the date of this Agreement.
(b)          For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Company’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Company) regarding elimination of liability of directors, indemnification of officers, directors, and employees, and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.
(c)          Prior to the Effective Time, the Company shall at the direction of the Special Committee (subject to the approval of Parent not to be unreasonably withheld or delayed) or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non‑cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions, and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty, or any matter claimed against a current or former director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of this Agreement with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions, and limits of liability that are no less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions, and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date of this Agreement; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 150% of the amount per annum the Company paid in its last full fiscal year; and, provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
(d)          If Parent, the Surviving Corporation, or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)          The rights of each Indemnified Person under this Section shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, under the MIBCA, or any other Applicable Law, or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.
Section 7.06          Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable (a) the delisting by the Surviving Corporation of the shares of Common Stock from NASDAQ, and (b) the deregistration of the shares of Common Stock under the Exchange Act, in each case as promptly as practicable after the Effective Time, and in any event no more than 10 days thereafter.
Section 7.07          Public Announcements. Parent and the Special Committee shall consult with each other before Parent of the Company issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or NASDAQ, neither the Company nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of the Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent and the Special Committee.
Section 7.08          Notification of Certain Matters. Each of the Special Committee and Parent shall promptly notify the other of:
(a)          any notice or other communication it becomes aware of from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(b)          any notice or other communication it becomes aware of from any Governmental Authority in connection with the Transactions; and
(c)          any actions, suits, claims, investigations, or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement.
Section 7.09          Further Actions.
(a)          The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals, or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Transactions, and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.
(b)          Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under Applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications, and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper, or advisable to consummate the Transactions; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Section 7.03(b), and (iii) obtaining all consents and authorizations necessary or advisable under or in connection with the company’s credit facilities to permit the consummation of the Transactions and the continued availability of the company’s credit facilities following such consummation, including, without limitation, any consent or waiver by the requisite lenders under the company’s credit facilities in connection with the Merger and the delisting and deregistration of the shares Common Stock.
(c)          At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
Section 7.10          Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium”, or other antitakeover or similar statute or regulation or provision of the articles of incorporation of the Company shall become applicable to the Transactions, each of the Company, Parent, and Merger Sub and the respective members of their boards of directors and the Special Committee shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Transactions.
Section 7.11          Resignations. To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the independent directors of the Company designated by Parent.
Section 7.12          Litigation. Each of the Company and Parent shall promptly advise the other of any Action involving the Company or any of its officers or directors, the Special

Committee or the Parent or any of its Affiliates, relating to this Agreement or the Transactions and shall keep the other informed and consult with the other regarding the status of such Action on an ongoing basis. The Company and Parent shall cooperate with and give the other the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of Parent and the Special Committee which consent shall not be unreasonably delayed or withheld.
Section 7.13          Standstill. Except as otherwise provided by this Agreement, from and after the date hereof until the earlier of (a) the Effective Time and (b) the termination of this Agreement, Parent, Merger Sub or their respective Affiliates shall not, directly or indirectly, (i) (whether acting alone, as a part of a group or otherwise in concert with others) acquire or enter into any agreement with any third party with respect to the acquisition of, additional Company Securities by Parent, Merger Sub or their respective Affiliates, or (ii) sell (including short sales), transfer, tender, assign or otherwise dispose of (including by gift) any or all of the Parent’s Company Securities.
ARTICLE VIII

CONDITIONS TO THE MERGER
Section 8.01          Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger are subject to the satisfaction of the following conditions:
(a)           Required Shareholder Vote. The Required MIBCA Shareholder Vote shall have been obtained.
(b)          No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting, or otherwise making illegal the consummation of the Merger.
Section 8.02          Conditions to the Obligations of Parent and Merger Sub. The obligations of the Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Parent of the following conditions:
(a)          Representations and Warranties.
(i)          The representations and warranties of the Company contained in Section 4.01 and Section 4.02 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time).
(ii)         All of the other representations and warranties of the Company contained in Article IV of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein, except in Section 4.05 and Section 4.06(a)) shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)          Agreements and Covenants. The Company shall have performed in all material respects all of the obligations required to be performed by it under this Agreement on or prior to the Closing Date.
(c)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).
Section 8.03          Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver by the Special Committee of the following conditions:
(a)          Representations and Warranties.
(i)          The representations and warranties of Parent and Merger Sub contained in Section 5.01 and Section 5.02 (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time).
(ii)         All of the other representations and warranties of Parent and Merger Sub contained in Article V of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)          Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all of the obligations required to be performed by it under this Agreement on or prior to the Closing Date.
(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04          Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the non-satisfaction of any condition set forth in Article VIII to be satisfied if such non-satisfaction was caused by such party’s failure to comply with this Agreement and consummate the Transactions.
ARTICLE IX

TERMINATION, EFFECTS OF TERMINATION
Section 9.01          Termination. This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the Required MIBCA Shareholder Vote); provided that (i) a majority vote of the Special Committee shall be necessary for termination by the Company, and (ii) termination by the Company may be effected by the Special Committee:
(a)          By mutual written consent of Parent and the Company (upon the approval of the Special Committee).
(b)          By either Parent or the Company if:
(i)          the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date; or
(ii)         any restraint having the effect set forth in Section 8.01(b) shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, if the issuance of such final, non-appealable restraint; or
(iii)        the Required MIBCA Shareholder Vote shall not have been obtained upon a vote held at the Company Stockholders’ Meeting or any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the failure of the Required MIBCA Shareholder Vote to be obtained; or.
(c)          By the Company, upon a breach by Parent or Merger Sub of any representation, warranty, covenant, or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied prior to the End Date and such breach would not be curable, or if capable of being cured, has not been cured within the earlier of (i) 30 calendar days of the receipt by Parent of written notice thereof from the Company of such breach, and (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, that the

Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant, or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 8.02 not being satisfied.
(d)          By Parent:
(i)          upon a breach by the Company of any representation, warranty, covenant, or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, has not been cured within the earlier of (A) 30 calendar days following receipt of written notice by the Company from Parent of such breach, and (B) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant, or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 8.03 not being satisfied;
(ii)          if the Special Committee shall have effected an Adverse Recommendation Change;
(iii)        if the Special Committee shall have (A) failed to include the Special Committee Recommendation in the Proxy Statement, (B) recommended to the stockholders of the Company an Acquisition Proposal, (C) failed to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement of such Acquisition Proposal, or (D) entered into any letter of intent, memorandum of understanding or other document or Contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03); or
(iv)        if the Special Committee shall have failed to comply with its no‑shop obligations set forth under Section 7.03(a) in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent.
Section 9.02          Expenses; Additional Costs and Expenses.

(a)          Expenses. In the event that the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger, and the other Transactions shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

(b)          Additional Costs and Expenses. The Company acknowledges that the agreements contained in this Section 9.02 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 9.02, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost, or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost, or expense was required to be paid to (but excluding) the payment date.
Section 9.03          Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant, or representative of such party) to the other party; provided, however, the provisions of this Section 9.03, Section 7.04(b), Section 9.02, and Article X shall survive any termination of this Agreement pursuant to Section 9.01; provided, further, that if such termination shall result from the intentional breach by a party of its obligations under this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes of this Agreement, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation.
ARTICLE X

GENERAL PROVISIONS
Section 10.01          Non-Survival. The representations, warranties, covenants, and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.05, Section 9.02 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).
Section 10.02          Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), two Business Days after dispatch from any location in the United States, (c) if sent by e-mail transmission when transmitted and receipt is confirmed (excluding automatically generated confirmation or reply), and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands, and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:
SPII Holdings Inc.
c/o Mare Services Limited
5/1 Merchants Street
Valletta VLT, 1171
Malta
Attn: Dr. Renato Cefai
E-mail: infocefai@cefaiadvocates.com
with a copy to:
Dr. Nikiforos Sifakis
80 Kifisias Avenue
Amaroussion 15125
Athens, Greece
E-mail: nsifakis@tms-legal.com
with a copy to (which alone shall not constitute notice):
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
Attn: William Haft, David Schwartz
E-mail: whaft@orrick.com, dschwartz@orrick.com
if to the Company:
DryShips Inc.
c/o Dryships Management Services Inc.
Athens Licensed Shipping Office
80 Kifisias Avenue
Amaroussion 15125
Athens, Greece
Attention: Dimitrios Dreliozis
E-mail: cfo@dryships.com
with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY
Attn: Philip Richter, Mark Lucas
E-mail: philip.richter@friedfrank.com, mark.lucas@friedfrank.com
Section 10.03          Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
Section 10.04          Entire Agreement; Assignment; Amendments and Waivers.
(a)          This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
(b)          The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Except as provided in Section 7.05, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities under this Agreement upon any Person other than the parties and their respective successors and assigns.
(c)          No party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person.
(d)          Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment shall require the approval of a majority of the Special Committee, and (ii) after the Required MIBCA Shareholder Vote have been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the MIBCA, Applicable Law, or the Company Charter Documents, unless such amendment is subject to stockholder approval.
(e)          No failure or delay by any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 10.05          Waiver. At any time prior to the Effective Time, whether before or after the Company Stockholders’ Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations, or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants, or conditions of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. At any time prior to the Effective Time, whether before or after the Company Stockholders’ Meeting, the Company may (by action of the Special Committee) (a) extend the time for the performance of any of the covenants, obligations, or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants, or conditions of Parent or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is approved by the Special Committee and set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
Section 10.06          Governing Law; Dispute Resolution; Specific Performance.
(a)          This Agreement will be deemed to be made in and in all respects will be interpreted, construed, and governed by and in accordance with the Laws of the Marshall Islands without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the Marshall Islands.
(b)          EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF ANY COURT SITTING IN THE REPUBLIC OF THE MARSHALL ISLANDS AND ANY APPELLATE COURT THEREFROM LOCATED IN THE REPUBLIC OF THE MARSHAL ISLANDS, AND IRREVOCABLY AGREES THAT ALL ACTIONS RELATING TO THIS AGREEMENT, THE MERGER, OR THE TRANSACTIONS MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER, OR THE TRANSACTIONS. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES, AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS, OR PROCEEDINGS AGAINST ANY OTHER PARTY IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

(c)          WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.
(d)          The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in any court identified in Section 10.07(b), in addition to any other remedy to which they are entitled at law or in equity.
Section 10.07          Construction; Counterparts.
(a)          The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
(b)          This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart of this Agreement signed by all of the other parties. Until and unless each party has received a counterpart of this Agreement signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation under this Agreement (whether by virtue of any other oral or written agreement or other communication).

[Signature page follows]

IN WITNESS WHEREOF, the parties executed this Agreement as of the date first written above by their respective, duly authorized officers.

DRYSHIPS INC.

By:	/s/ Dimitrios Dreliozis
Name:	Dimitrios Dreliozis
Title:	Vice President of Finance

SPII HOLDINGS INC.

By:	/s/ Renato Cefai
Name:	Mare Services Limited
Title:	Sole Director

SILEO ACQUISITIONS INC.

By:	/s/ Renato Cefai
Name:	Mare Services Limited
Title:	Sole Director

[Signature Page to Agreement and Plan of Merger]